Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before taxes	$128,161	$118,801	$116,628	$112,303	$89,943
Fixed charges	25,914	22,506	20,616	23,203	30,644
Earnings, including interest on deposits	154,075	141,307	137,244	135,506	120,587

Less: interest on deposits	14,475	14,366	14,257	13,638	16,290
Earnings, excluding interest on deposits	$139,600	$126,941	$122,987	$121,868	$104,297

Fixed charges:
Interest on deposits	$14,475	$14,366	$14,257	$13,638	$16,290
Interest on borrowings	11,439	8,140	6,359	9,565	14,354
Fixed charges, including interest on deposits	25,914	22,506	20,616	23,203	30,644

Less: interest on deposits	14,475	14,366	14,257	13,638	16,290
Fixed charges, excluding interest on deposits	$11,439	$8,140	$6,359	$9,565	$14,354

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	12.20	15.59	19.34	12.74	7.27
Including interest on deposits	5.95	6.28	6.66	5.84	3.94